FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 7, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

888.com to launch five more CryptoLogic games in 2009

A total of eight games to be enjoyed by 888’s global player base by the end of the year

July 7, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, today announced an expansion of its relationship with 888 Holdings plc (“888”) that will bring five new games to some of the world’s most popular Internet gaming sites. 888.com, the flagship English-language casino site, plans to feature eight CryptoLogic games by the end of 2009.

“The relationship between CryptoLogic and 888.com continues to grow, driven by our mutual commitment to a superior player experience,” said Brian Hadfield, CryptoLogic’s President and CEO. “It’s exciting to have one of the biggest names in e-gaming choosing CryptoLogic games. CryptoLogic and 888 both recognize that in today’s internet gaming market, playability means profitability.”

888 owns and operates various globally popular gaming sites, including 888.com, Casino-on-Net.com, pacificpoker.com, 888ladies.com and 888sport.com. CryptoLogic’s games will be rolled out across all of 888’s sites, in multiple languages by the end of Q1 2010.

“888’s success is built on offering a comprehensive selection and a powerful, trustworthy entertainment experience - and CryptoLogic’s games help us deliver just that,” said Gigi Levy, CEO of 888 Holdings plc. “CryptoLogic’s games have earned acclaim from our players, and delivered strong numbers for our business. We are confident that these new CryptoLogic games will be both popular and profitable.”

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today, with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

“888.com is one of the world’s marquee e-gaming brands, and a perfect match for CryptoLogic’s extraordinary e-gaming innovation. With five more dynamic CryptoLogic games launching in the next six months, we are happy to provide more games for more players to enjoy,” said Justin Thouin, CryptoLogic’s Vice President.

About 888 Holdings plc (www.888holdings.com)
888 is one of the world's most popular online gaming entertainment companies, offering a variety of online casino, poker, sport, and bingo games as well as Live Dealer and Backgammon through its various websites 888.com, Casino-on-Net.com, PacificPoker.com, 888sport and 888ladies. In addition 888 provides B2B services through its Dragonfish line of business to selected business partners. 888’s shares are listed on the main market of the London Stock Exchange and are a constituent of the FTSE250 index.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software

3RD Floor, MARINE HOUSE, CLANWILLIAM PLACE,
DUBLIN 2, IRELAND

and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.